

U V I S I O N - Invest in the films you want to see with the power of NFTs

UVISION is a platform with the goal of giving filmmakers the opportunity to fund their projects through individual/independent investors in exchange for exclusive digital collectible NFTs.

Click here to watch the UVISION Pitch Video

Highlights

- Founded by filmmakers working with UFC, Amazon Prime Video, TED, etc.
- One of the first platforms that aims to use NFTs as a form of funding for video content
- Unique platform for film-based NFT Creation including perks for investors.
- Marketplace to explore film pitches, gather insights and provide transparency to investors
- Filmmakers and investors can take creative + financial control into their own hands
- Aims to open the industry to investors and creators worldwide - without locality being a restricting factor.
- Investors can play an active role in promoting their film investment, better promotion = better potential returns.

Problems - Barriers to entry for creatives

- The **$235 billion** film industry is controlled by a handful of powerful production companies who decide what gets made and what doesn't. These production companies are run by 'gatekeepers' who select projects and people to represent their own self-interests – usually monetary and politically motivated.
- This is a closed economy where opportunity is not based on merit, but rather nepotism.
- Talented filmmakers can't even get the chance to pitch their projects to studios as they don't have the connections to get through the door.
- Filmmakers are having to give up creative control to get their projects funded.



Unfair distribution of revenue, decided behind locked doors.

Solution - Giving power back to the people through UVISION

- We are building decentralized funding platform for films and high-quality content.
- Utilizing NFT ownership as instrument for investment
- On UVISION, the investors fund projects they want to see in exchange for ownership
- Investors can be the ones handpicking the talent and stories worth seeing.
- Filmmakers can take back creative and financial control of their stories without having to cater to the demands of a studio.
- Aligning interests to provide opportunities and generate value for creators and investors alike.

Pitch project to investors



Secure funding & Issue NFTs



Produce the film



Share with the world



Grow NFT Valuation





Opening the door for film-makers, without borders.

UVISION

Product – For every storyteller, from every corner of the world.

Our platform aims to provide individual investors with tools to remove the complexity and burden of finding quality content with potential. From UVISION's featured catalog to trending projects, Investors will have the all the insights they need to make smart investments.

UVISION is a pioneer in the film, video and NFT space.
We provide opportunities for both creators and investors.

For Creators

Filmmakers will have the opportunity to pitch any idea to the marketplace, where individual investors can fund ideas with potential.

The better your idea, the better your chances of getting funded.

UVISION features a standardized procedure for accepting pitches to promote transparency to investors.

Creators must provide documentation including budget allocation, production timeline, pitch video, conceptualization, NFT reward structure.

UVISION reviews every pitch. Only when the project has met the eligibility requirements can it be listed publicly for funding.

For Investors

Investors can get access to detailed insights on film projects. Buying into film projects creates value through the generation of film exclusive NFTs.

NFTs rewards from more successful projects may become more desirable over time increasing their value (to collectors and traders).

In addition to the project's pitch, investors get access to the project binder which displays each project's documentation from financial planning to production plans.

Investors of projects will receive perks such as production updates and access to special events to promote transparency with the filmmaker.

If a project does not reach 60% of its funding goal, investors receive a full refund and get to keep the purchased NFTs.

UVISION

Traction

Filmmaking is in our DNA. We started
UVISION in the winter of 2021 through
bootstrapping and sweat equity. Having run
a film production studio, we understand the
limitations of the film industry for new and
upcoming creators.

The founders of the company are film
industry professionals, with a background
in marketing and business. Our team
consists of a young and motivated
programming team, specializing in
blockchain and Web 3. We are actively
growing our team by looking for high-level
talent to build the vision with us.



UVISION's platform is currently in active development. Our focus is on perfecting the user
experience and blockchain integration prior to launch. UVISION is targeting a launch in 2022.

UVISION

Marketing Strategy

UVISION is working on developing a comprehensive communications/marketing strategy which aims to receive thousands of project submissions.

- Utilizing our extensive networks, UVISION aims to incentivize established filmmakers to be active members on the platform - as both creators & investors.
- Targeted sponsorships and partnered content with industry leading digital filmmakers
- Provide popular entertainers financial incentives to partner with UVISION for funding, while promoting UVISION to their audience.

- Sponsor independent film-festivals, promoting UVISION as an opportunity to get their films funded
- Target up-and-coming creators with an educational advertisement campaign, presenting UVISION as a better alternative to traditional funding.
- Utilize Crypto leaders in the NFT to promote investment opportunities and investment incentives for new users.

UVISION


Word of mouth
Funding through crowdfunding (UVISION DAO)
Film community outreach campaign
Incentives for Investors on UVISION
Incentives for filmmakers on UVISION
Sponsored content with partners
Targeted commercials through accredited filmmakers

The Customer

In the past two decades 94% of featured films in the US were independent films. A new wave of talented independent filmmakers are looking for funding on potential video projects. Financial analysts are predicting the global film industry will grow by 75% between 2020-2030.[6] Simultaneously, the global venture capital market is projected to grow 110%, from $197 Billion in 2020 to $415 Billion by 2026. [7] As venture capital continues to find new avenues to generate value, UVISION can offer a unique service to bridge these two key groups.



Filmmakers	**Investors**
• Autonomy - Complete creative editorial control over their vision	• Old Locks, New keys - Access to a new market and emerging market.
• Financial Security – Monetary transparency between investors and creators	• To Align Interests - Between individual investors and filmmakers
• Hype generation - investors communicating with various publics about the project or its NFTs	• The Ground Floor – Potential investment opportunity to the next viral hit.
• No syndication - Total control over global distribution rights	• A New Avenue - A desirable collectible tied to the success of a distributable product.
	• Inside Access - Exclusive perks, networking opportunities and reward structures for investors.

Business Model

Redistributing equity in the film industry requires opening access to individual investors. Our business model focuses on keeping costs affordable for the filmmaker, while reducing transaction costs of investors. We want a simple model which allows for secure and fast transactions helping both investors and filmmakers get what they want.


Submit your pitch to UVISION
Your pitch will include documents, teasers, ideas, concept art, etc.
UVISION
Pitch Review
UVISION will review each pitch submission. If everything is in order, your project will be listed on the catalogue for investors to buy into.
Independent Investment
Investors get open access to the UVISION catalogue. Each film will have it's complete pitch package public to investors.
UVISION
NFT
Film Exclusive NFTs
Investors buy into projects with potential and receive film exclusive NFTs. Funding received from the NFT goes to the filmmaker as a production budget.

Pitch submission fee:
- Scaled fee for each submission, based on the filmmakers funding target.
- UVISION maintains its goal of making access to funding affordable for filmmakers

The Royalty
- 1% royalty of the sale price every time the NFT is transacted on any marketplace
(tracked perpetually by the blockchain even after NFTs trading leaves the UVISION platform)
- Investors receive tiers of collectibles and unique reward structures depending on their level of investment.

All distribution rights for the film remain with the director or proprietor, the rights to the distribution of the collectible remains with UVISION until sold to NFT investor.

    

Film Produced

From the budget you received from UVISION investors, produce your film and share it with the world!

Film Release

Your film has the potential to take off, and so do your NFTs.

Celebrate sucess!

Investors can benefit from NFT sales. Filmmakers get their dream projects made.

Win. Win. Win.



Market

In 2020, the global film economy accounted for $235 Billion USD.[2]

Analysts forecast $315 Billion by 2025 and $410 Billion by 2030.

The global film economy continues to boom as box office collection is at an all-time high. Global demand for video content is higher than ever before with 96% of consumers increasing their online video consumption between 2020 and 2021.[3] On average, a person is predicted to consume 100 minutes of video content every single day.[4] With the exponential increase in viewership, the need for content and content-creators is at it's highest.

UVISION



The NFT market is expected to continue growing at astronimcal rates as cryptocurrency and blockchain technology become more accessible. Analysts predict, the NFT market will be valued at $357 Billion USD by 2030. [5]

NFT market grew 40900% from 2020 to 2021.
From $100 million USD to $41 Billion USD. [1]

Global Collectibles Market [5]

The Global Collectibles market is valued around $400 Billion USD with NFT's accounting for just 8%. [1] With UVISION's plan of bringing film-exclusive NFT's to the collectibles market, management believes digital collectibles are poised to be more desirable than ever.



8% in 2021

27% by 2031

■ Physical Collectibles

■ NFT Collectibles

Within the next 10 years, we anticipate witnessing a significant shift in the collectibles market.

UVISION believes more people than ever will have access to digital collectibles without international restrictions.

UVISION

Competition

UVISION aims to disrupt the industry by creating a first-of-its-kind decentralized economy merging NFT's and film. Here are our indirect competitors from different industries:

NFT Industry:
- OpenSea - A marketplace for rare digital items and crypto collectibles (not related to film or funding).
  - Peer-to-peer marketplace approach to NFT's
  - Focused on the transaction of digital collectibles

UVISION sees OpenSea as a partner to share UVISION NFTs to a broader market. All UVISION NFTs can be tradable on OpenSea. UVISION is focused on creating an ecosystem in which digital collectibles are tied to the production and distribution of tangible assets (film/videos). UVISION aims to help creators fund their projects and opens the industry to individual investors.

Crowdfunding:

We don't see crowdfunding sites such as Kickstarter or Indiegogo as a direct competition. UVISION is far more expansive being a decentralized platform for tying digital collectibles to a tangible product.
- **Kickstarter/Indiegogo** are general crowd-funding website for products, services, and art.
  - High platform + payment processing fees (8-10%) reduce creator equity and disincentivize backers.
  - NO transactable kickbacks or quantifiable return on investment.
  - Region-based banking restrictions limit funding and project viability.
  - No involvement in NFTs or collectibles market.

Film Studios

UVISION operates with a different structure to reward creators and investors equitably. Reimagining the industry's approach to film funding.

- Studios such as Netflix, Warner Bros, Paramount Pictures.
  - Funding based on nepotism. Closed off to emerging filmmakers.
  - Inequitable distribution of profits favoring the studios investors.
  - Riddled with high profile controversies and poor working conditions.
  - Outdated hierarchical structure taking financial and creative control away from artists.
  - Slow to adopt alternate revenue streams (digital collectibles).

Purpose:

- Provide a platform for film makers to fund their films in exchange for bespoke digital collectibles (NFTs).
- Open film funding and film monetization to individual investors
- Create a platform for investors to own and trade NFTs
- Mint unique NFTs for each project, a tradable asset with a bespoke reward structure.
- Giving back creative and financial control to those with the ideas and an eye for talent.

Goals:

- The goal for UVISION is to be a comprehensive platform for funding, trading, and streaming projects.
- Reimagining NFTs as digital collectibles which gain popularity and value alongside a distributable film.
- In the foreseeable future, UVISION aims to have to its own streaming platform promoting UVISION projects & collectibles to share with global audiences.
- Promote autonomy and transparency in the film production economy for investors and creators.
- Incentivize investors to play an active role in the success of their film investment.
- Abolish the hierarchical structure of Hollywood, moving away from it's outdated practices.

Values:

- We want to catalyze the ability for creatives to pursue their careers
- Connect up-and-comers with essential resources
- Build a platform that protects artistic integrity
- Provide transparency in an industry dominated by nepotism
- Fund quality content creators without international restrictions

TEAM



Parsa Mayahi
Founder | CEO

- Founder and Executive Director of Past Midnight Films (https://pmfilms.studio/).
- Director and Producer of Blindside Doc-Series streaming Amazon Prime Video.
- Director and Producer for EMBEDDED Series on UFC Fight Pass.
- Creative Director/Editor of TED in TEDxUBC.
- Director/Producer of The Distance Documentary and Second Generation Documentary series on Manoto TV.
- Investor/specialist in cryptoassets focused on utility, protocols, technology, legal, regulatory, and decentralized economics.
- Created over 200 commercial and Music Videos for more than 30 established brands/Artists such as Therabody, Red Bull, Cymbotica, Midday Square, Millions, Carol Bike, etc. Devised and executed the brand's all digital content strategy from design to production to promotion.



Sam Shastri
Chief Marketing Officer

- Multimedia Marketing and Content Specialist at Weir Motion Metrics
- Producing high quality product content, technical training and documentaries.
- Develops content strategy based on advanced engagement analytics.
- Director of Photography and Lead Editor at Past Midnight Films.
- Experience in designing and executing marketing campaigns for blockchain projects - Technical understanding of zero-knowledge proofs and other cryptographic implementations.



Sam Giahi
Co-Founder | CFO

- Portfolio Manager at G-State Investment Group. Managing a diverse portfolio with +$1M worth of assets.
- Business Manager at Past Midnight Films
- Early Investor in Blockchain Technology with specialty in Financial analysis, valuation, and modeling using discounted cash flow, and multiples-based analysis.
- Business diligence, tax compliance, and Payroll processing.
- Analyzing and Preparing financial documents



Elton Jacob
Chief Technology Officer

- Technology Specialist at Morgan Stanley
- Former Web developer for the University of Florida Innovation Academy.
- Creator of one of the biggest decentralized book retail web applications for college students.
- Experience in Decentralized Applications Development.
- Specialist in Web3 and Blockchain technologies.
- Professional experience with both Frontend and Backend development.



Deanna Brown
Advisor
Managing Director at PMC Ventures

Entrepreneurial-minded senior executive demonstrating an innate ability to execute business growth and innovation within a myriad of environments and industries. Acknowledged as a media, digital, and "Live" channel thought leader skilled at delivering high growth multiples. Progressive advancement directly linked to attainment of key business goals, expert at articulating and implementing change while gaining consensus from parties. Analytical with sharp problem resolution capabilities and negotiations savvy.

Recent accomplishments include:

+ Modernized and developed iconic brands - Billboard and The Hollywood Reporter - including digital assets and footprint (growth of 20+%), revenue streams and channel programming ("Live" as well as virtual events), and team culture/effectiveness.

+ Acquired and re-engineered business around Nielsen Music including product, people and process resulting in double digit growth during the pandemic year.

+ Doubled company revenue from $37M to $89M in less than four years as CEO and Board Member at Federated Media LLC.



Jaime Matus
Advisor
Co-Founder of Cacao Capital VC

Conscious Angel Investment & Venture Capital focused on supporting amazing entrepreneurs with impactful projects in emerging markets. We are a small & family-owned firm based in Central America, addressing small and medium sized startups. We focus on startups in the stages of Idea, Pre-Seed, Seed & Early Stage. We partner with entrepreneurs driving conscious projects.
We help Startups develop & integrate their business strategy, combining experience & "hands on" support in different areas.
We have participated in several cool business ventures, having the opportunity to learn from amazing entrepreneurs & mentors.

About Cacao Capital....
The first people to grow cacao trees in Central America were the Maya, one of the oldest civilizations on the continent. They used cacao beans as a currency to exchange food and clothes, as well as for preparing a bitter drink. For the Maya Civilization, cacao beans served as a means of payment and the "divine beverage" was reserved only for the privileged few.

So Cacao Capital is a small tribute for our beloved Maya Culture & Civilization.

Sources for our data:

[1]https://www.marketdecipher.com/report/collectibles-market

[2]https://www.reportlinker.com/p06009787/Film-And-Video-Global-Market-Report-COVID-19-Impact-and-Recovery-to.html?utm_source=GNW

[3]https://www.wyzowl.com/sovm-results-2021/

[4]https://www.zenithmedia.com/online-video-viewing-to-reach-100-minutes-a-day-in-2021/

[5]https://www.emergenresearch.com/industry-report/non-fungible-token-market

[6]https://www.researchandmarkets.com/reports/5022378/film-and-video-global-market-report-2020-30

[7]https://www.researchandmarkets.com/reports/5530581/venture-capital-investment-market-global?utm_source=GNOM&utm_medium=PressRelease&utm_code=jg3k54&utm_campaign=1594924+-+Global+Venture+Capital+Investment+Market+(2021+to+2026)+-+Industry+Trends%2c+Share%2c+Size%2c+Growth%2c+Opportunity+and+Forecasts&utm_exec=jamu273prd

UVISION